

March 5, 2025

William McCamey
Chief Financial Officer
Atlanticus Holdings Corporation
Five Concourse Parkway, Suite 300
Atlanta, GA 30328

> **Re: Atlanticus Holdings Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Form 10-Q for the Quarter Ended September 30, 2024**
> **Response Dated February 25, 2025**
> **File No. 001-40485**

Dear William McCamey:

We have reviewed your February 25, 2025 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 14, 2025 letter.

Form 10-K for Fiscal Year Ended December 31, 2023

Changes in Fair Value, page 25

1. We note your proposed disclosure included in your response to prior comment 1. Please provide us additional information including an illustrative example explaining how "increases in total operating revenue contributed to increased fair value losses period over period."

2. We note your response to prior comment 2 and your proposed disclosure included in your response to prior comment 1. Please revise your proposed MD&A disclosure in future filings to quantify the amount of "Changes in fair value of loans at fair value, included in earnings" recognized in each period presented. We also note you recognized total gains of $101 million in the nine months ended September 30, 2024. It appears that this $101 million gain included losses of $112 million related to

merchant fees recognized in 2024 and some offsetting larger gains. Please revise your proposed MD&A disclosure in future filings to <u>quantify</u> and discuss the underlying causes of <u>each</u> material loss or gain item impacting fair value on a gross basis recognized within "Changes in fair value of loans at fair value, included in earnings." Please include a draft of your proposed revised disclosure in your response using September 30, 2024 information.

<u>Critical Accounting Estimates - Measurements for Loans at Fair Value, page 37</u>

3.   We note your response to prior comment 5 regarding the inclusion of expected subsequent purchases (and future merchant fees) in your fair value measurement for receivables. In your response, you refer to the guidance in ASC 820-10-35-10E and 35-11A as support for the inclusion of expected subsequent purchases in the fair measurement for your receivables. However, this guidance is not applicable for the measurement of financial assets. As discussed in paragraphs BC46 and BC47 of ASU 2011-04, the FASB Board does not believe the concepts of highest and best use and valuation premise are relevant when measuring the fair value of financial assets, at least in part due to the fact that financial assets do not have alternative uses because a financial asset has specific contractual terms and can have a different use only if the characteristics of the financial asset (that is, the contractual terms) are changed. Furthermore, a change in characteristics causes that particular asset to become a different asset, and the objective of a fair value measurement is to measure the asset that exists at the measurement date. Furthermore, you also state in your response that you do not believe you have a contractual right (i.e., firm commitment) related to subsequent purchases that would be eligible for fair value measurement under ASC 825. For these reasons, we do not believe the inclusion of expected subsequent purchases (and future merchant fees) in your fair value measurement is consistent with the guidance in ASC 820 and ASC 825. Please advise or revise your methodology to comply with the guidance in ASC 820.

4.   We note your response to prior comment 6 where you state that when calculating the fair value of your loans on a "with our without" subsequent purchases basis you tend to see a slight increase in the overall value of the existing portfolio when subsequent purchases are excluded, assuming no other changes in assumptions. In light of our comment above where we state that we do not believe the inclusion of expected subsequent purchases (and future merchant fees) is consistent with the guidance in ASC 820 and ASC 825, please explain in more detail how you intend to calculate the impact of excluding subsequent purchases from your revised fair value measurement. For example, please clarify if your new methodology would result in the revision of other assumptions when subsequent purchases are excluded, such as the assumptions related to payment behavior, credit losses, etc. To the extent you believe that no assumptions need to be changed, please explain why and provide support for your conclusion.

<u>Form 10-Q for the Quarter Ended September 30, 2024</u>

<u>General Purpose Credit Cards, page 26</u>

5.   We note your response to comment 2 in your letter dated February 6, 2025 where you have proposed to revise your disclosure to clarify that under your agreements with bank partners, you are required to purchase private label credit receivables for amounts that may be in excess of fair value, in which case you would record a negative fair value on acquisition of the private label receivable. In your response, you also provide the accounting entries for the acquisition of a private label credit receivable. As it relates to your general purchase credit card receivables, we note you charge an annual fee ranging from $0-$175 and you recognize annual fees as income when they are charged to the customers' account which appears to be when the credit card account is opened and potentially prior to any consumer purchases. We also note you charge monthly maintenance fees ranging from $0-$15 which are recognized as income when charged. Please address the following regarding your general purchase credit card receivables:

- Clarify for us whether the interest rates charged are market rates in all circumstances. In this regard, we note your disclosure that annual percentage rates range from 19.99% to 36%.

- Clarify how the annual fee and monthly maintenance fees impact the initial fair value measurement related to the purchase of a general purchase credit card receivable <u>related to a consumer purchase</u> and clarify if a negative fair value is initially recognized.

- Provide us an illustrative example, with supporting commentary, of the accounting entries related to the typical transactions related to a general purpose credit card account to allow us to better understand the fair value measurements, the items recognized on your balance sheet and the resulting impact on your income statement. Please include all typical transactions including the assessment of an annual fee, the purchase of a receivable from the bank partner related to a consumer purchase, the assessment of monthly maintenance fees, etc.

Please revise your disclosure in future filings as necessary.

Please contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance